Exhibit 3.1

FOURTH CERTIFICATE OF AMENDMENT OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

Nuverra Environmental Solutions, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Nuverra Environmental Solutions, Inc.

SECOND: At 12:01 a.m. Eastern Time on December 3, 2013 (the “Effective Time”), each ten (10) shares of the Corporation’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of common stock or certificates representing fractional shares of common stock shall be issued in connection with the Reverse Stock Split. In lieu of such fractional share interests, upon the submission of a transmittal letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), stockholders who otherwise would be entitled to receive fractional shares of common stock shall be entitled to receive cash (without interest and subject to applicable withholding taxes) from the Corporation’s transfer agent in an amount equal to the proceeds attributable to the sale of such fractional shares following the aggregation and sale by the Corporation’s transfer agent of all fractional shares otherwise issuable. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

THIRD: At the Effective Time, Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation, as amended by the Certificate of Amendment, Second Certificate of Amendment and Third Certificate of Amendment thereof, shall be hereby further amended to read in its entirety as follows:

“Authorized Capital Stock. The total number of shares of stock that the Corporation shall have authority to issue is fifty-one million (51,000,000) shares of capital stock, consisting of (i) fifty million (50,000,000) shares of common stock, par value $0.001 per share (the “common stock”), and (ii) one million (1,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

FOURTH: The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: The foregoing amendment shall be effective at 12:01 a.m. Eastern Time on December 3, 2013.

IN WITNESS WHEREOF, the Corporation has duly caused this Fourth Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed this 27th day of November, 2013.

NUVERRA ENVIRONMENTAL SOLUTIONS, INC.

By:
Name:	Christopher E. Kevane
Title:	Executive Vice President and Chief Legal Officer